
02007171

AH
3/21/02

TC315

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2002
366

SEC FILE NUMBER
8- 23084

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

George Weiss Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One State Street
(No. and Street)

Hartford, CT 06103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George A. Weiss (860) 240-8900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blum Shapiro & Company P.C.
(Name — *if individual, state last, first, middle name*)

29 South Main Street West Hartford, CT 06127-2000
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH
3/21/02

OATH OR AFFIRMATION

I, George A. Weiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George Weiss Associates, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Carmen C. Del Monaco

Notary Public

CARMEN C. DEL MONACO
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- N/A (c) Statement of Income (Loss).
- N/A (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- N/A (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- N/A (g) Computation of Net Capital
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGE WEISS ASSOCIATES, INC.

DECEMBER 31, 2001

Blum

GEORGE WEISS ASSOCIATES, INC.

CONTENTS

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants

Blum Shapiro

29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Phone: 860 561 4000
Fax: 860 521 9241
www.bshapiro.com

To the Board of Directors
George Weiss Associates, Inc.
Hartford, Connecticut

Report of Independent Accountants

We have audited the accompanying consolidated statements of financial condition of George Weiss Associates, Inc., as of December 31, 2001 and 2000, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of George Weiss Associates, Inc., as of December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Blum, Shapiro & Company, P.C.

February 19, 2002

GEORGE WEISS ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash and cash equivalents	$ 146,951	$ 66,757
Certificate of deposit	100,000	100,000
Receivable from brokers	10,283,562	7,577,844
Due from related entity	788,539	27,862
Investment in related entity	14,458,329	19,864,329
Prepaid expenses	221,999	229,641
Membership in exchange	85,000	95,000
Property and equipment, net	5,232,599	1,907,565
Other assets	312,211	344,821
Deferred income taxes	1,822,891	1,049,765
Total Assets	$ 33,452,081	$ 31,263,584
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Deferred income taxes	$ 2,611,151	$ 2,566,657
Due to related entity	-	10,843
Accrued expenses and other liabilities	9,277,767	6,268,007
Total liabilities	11,888,918	8,845,507
Stockholder's Equity		
Common stock ($1 par value) 50,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	5,000	5,000
Retained earnings	21,557,163	22,412,077
Total stockholder's equity	21,563,163	22,418,077
Total Liabilities and Stockholder's Equity	$ 33,452,081	$ 31,263,584

The accompanying notes are an integral part of the consolidated financial statements

GEORGE WEISS ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - **Summary of Significant Accounting Policies:**

Organization - The consolidated financial statements include the accounts George Weiss Associates, Inc., and its subsidiary. All significant intercompany transactions have been eliminated.

Nature of Operations - The Company is engaged in a single line of business as a securities broker and dealer.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities.

Investment services are performed for George Weiss & Company, LLC, and OGI Associates, LLC, related entities. These investment services consist of buying and selling stock, securities, options and similar financial products. Also, the Company provides financial research analysis and information services dealing with industry conditions or developments in money and capital markets.

Income Taxes - Income tax expense includes federal and state taxes currently payable and deferred taxes. The Company provides for deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. These differences relate primarily to different depreciation methods being used for financial reporting and income tax purposes.

Property and Equipment - Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets, which are 5 to 10 years for furniture and fixtures and vehicles and equipment, 3 years for software and up to 11 years for leasehold improvements.

Balances of major classes of assets and accumulated depreciation and amortization for the years ended December 31, 2001 and 2000, are as follows:

	2001	2000
Furniture and fixtures	$ 4,370,612	$ 2,568,956
Vehicles and equipment	123,479	123,479
Software	233,171	522,897
Leasehold improvements	2,446,248	414,949
	7,173,510	3,630,281
Less accumulated depreciation and amortization	1,940,911	1,722,716
Net Property and Equipment	$ 5,232,599	$ 1,907,565

Depreciation and amortization expense was $816,101 for 2001 and $434,170 for 2000.

Leases - Rentals pertaining to noncapitalized lease agreements that convey merely the right to use property are charged to income as incurred.

Membership in Exchange - Membership in exchange was carried at $85,000 (cost of $49,003 plus an allowance of $35,997) at December 31, 2001 and $95,000 (cost of $49,003 plus an allowance of $45,997) at December 31, 2000, which represents the market value of the membership.

Cash and Cash Equivalents - The Company maintains its cash in bank deposit or brokerage accounts that, at times, may exceed insured limits. The Company has not experienced any losses in such accounts or instruments. The Company believes it is not exposed to any significant credit risk on cash.

Cash equivalents are defined as short-term, highly liquid investments with an original maturity of 90 days or less. The Company invests in money market accounts that are considered to be cash equivalents. At December 31, 2001 and 2000, the balance in the money market account was $83,826 and $25,794, respectively.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Note 2 - **Profit-Sharing Plan:**

The Company sponsors a profit-sharing plan covering substantially all of its employees. Employer contributions are discretionary. Profit-sharing cost totaled $971,249 and $770,340 in 2001 and 2000, respectively.

Note 3 - **Net Capital:**

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $733,811 which was $111,170 in excess of its required net capital of $622,640. The Company's net capital ratio was 12.73 to 1.

Note 4 - **Income Taxes:**

The Company's deferred tax assets and liabilities consisted of the following:

	2001	2000
Deferred tax assets:		
Gross:		
Federal	$ 544,376	$ 125,051
State	1,289,572	951,085
	1,833,948	1,076,136
Valuation allowance:		
Federal	-	-
State	11,057	26,371
	11,057	26,371
Net deferred tax assets:		
Federal	544,376	125,051
State	1,278,515	924,714
Total Deferred Tax Assets	$ 1,822,891	$ 1,049,765

Deferred tax liabilities:		
Federal	$ 1,704,062	$ 1,745,312
State	907,089	821,345
Total Deferred Tax Liabilities	$ 2,611,151	$ 2,566,657

The components of income tax expense (benefit) were as follows:

	2001	2000
Current:		
Federal	$ -	$ 1,736
State	28,488	28,815
Total current income tax expense	28,488	30,551
Deferred:		
Federal:		
Deferred tax (benefit)	(460,575)	457,944
Adjustment for changes in beginning-of-year valuation amount	-	23,617
	(460,575)	481,561
State:		
Deferred tax (benefit)	(268,057)	74,959
Adjustment for changes in beginning-of-year valuation amount	-	(69,671)
	(268,057)	5,288
Total deferred income tax expense (benefit)	(728,632)	486,849
Total Income Tax Expense (Benefit)	$ (700,144)	$ 517,400

Deferred income taxes are principally applicable to unrealized appreciation of securities and the benefit of net operating loss carryovers and various timing differences.

The Company has approximately $2,624,357 and $8,569,586 of federal and various state net operating loss carryforwards, respectively, expiring between 2002 and 2021. In addition, the Company has $128,850 in charitable contribution carryovers.

Note 5 - **Commitments and Contingent Liabilities:**

The Company leases various office suites with periods ending in 2011. The various leases contain provisions for periodic escalations. The remaining annual noncancelable rentals are as follows:

2002	$ 2,249,313
2003	1,983,445
2004	1,983,445
2005	1,983,445
2006 and thereafter	10,002,350

The Company is obligated to pay an additional amount to cover operating costs. Rent expense was $1,922,526 in 2001 and $444,041 in 2000, including operating costs. As a condition of one of the leases, a security agreement has been entered into in favor of the lessor.

The Company leased space as a tenant-at-will in New York, New York, through October 31, 2001, with monthly payments of $16,000. During November 2001, the Company signed a one-year agreement through October 31, 2002. Rent expense was $179,501 and $183,224 for the years ended December 31, 2001 and 2000, respectively.

The Company had leased space as a tenant-at-will in Hartford, Connecticut, through September 30, 2001, with monthly payments of $2,200. Rent expense was $21,366 and $17,127 for the years ended December 31, 2001 and 2000, respectively.

The Company subleases an office suite located at 660 Madison Avenue, New York, New York. The remaining annual noncancelable rental income is as follows:

2002	$	459,566
2003		459,566
2004		459,566
2005		459,566
2006 and thereafter		268,080

Note 6 - **Related Parties:**

The Company received commissions of $5,402,434 and $3,067,630 in 2001 and 2000, respectively, from various partnerships in which George A. Weiss, the sole stockholder of the Company, is a general partner.

The Company is an investor in Weiss Family Interests, LLC, in which George A. Weiss, the sole stockholder of George Weiss Associates, Inc., has controlling interest.

The Company has entered into investment service agreements with George Weiss & Company LLC and OGI Associates, LLC. The fees for these services, which are included in other revenue, are based upon a formula of actual expenses incurred. Investment fees charged during 2001 and 2000 are as follows:

		2001		2000
George Weiss & Company LLC	$	21,000,007	$	13,230,703
OGI Associates, LLC		193,920		601,045

At December 31, 2001 and 2000, $-0- and $10,843, respectively, was due to George Weiss & Company LLC. At December 31, 2001 and 2000, $786,419 and $-0-, respectively, was due from George Weiss & Company LLC. Amounts due from OGI Associates, LLC, totaled $2,120 and $27,862 at December 31, 2001 and 2000, respectively.

Note 7 - **Investment in Related Entities:**

The Company owned a 13% and 16% interest in Weiss Family Interests, LLC, at December 31, 2001 and 2000, respectively.

A condensed summary of the assets and liabilities of Weiss Family Interests, LLC, and the results of its operations as of and for the years ended December 31, 2001 and 2000, follows:

	2001	2000
Total Assets	$ 112,905,151	$ 122,688,396
Members' Equity	$ 112,905,151	$ 122,688,396
Investment income (loss)	$ (4,373,379)	$ 47,616,559
Other expense	3,866	10,832
Net Income (Loss)	$ (4,377,245)	$ 47,605,727



Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants

29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Phone: 860 561 4000
Fax: 860 521 9241
www.bshapiro.com

To the Board of Directors
George Weiss Associates, Inc.
Hartford, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of George Weiss Associates, Inc., for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

We did note the following matter involving periodic computations and compliance with SEC rules and regulations. Due to year-end bonus liabilities, the Company's aggregate indebtedness was 1273% of net capital, and net capital was 118% of the required minimum tentative net capital. Accordingly, the Company provided the required notification to the SEC and the NASD on January 25, 2002. On the same date with the payment of these liabilities, the Company aggregate indebtedness and net capital were in excess of 120% of the required minimums. This event was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of George Weiss Associates, Inc., for the year ended December 31, 2001, and this report does not affect our report thereon, dated February 19, 2002.

This report is intended solely for the use of management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Blum, Shapiro & Company, P.C.

February 19, 2002